EXHIBIT 7.1
7.1 Explanation of ratio calculations
The information presented in the tables below is based upon IFRS and UK GAAP, respectively, and is therefore not directly comparable.

Financial data based upon IFRS:	2007	2006	2005	2004
Return on average total assets(1)	0.71%	0.94%	0.99%	1.21%

Return on average ordinary shareholders’ equity(2)	21.9%	26.1%	29.6%	30.7%

Average shareholders’ equity as a percentage of average total assets	3.2%	3.6%	3.3%	4.2%
Risk asset ratio
Tier 1	9.8%	9.9%	10.1%	n/a (4)
Total	13.2%	12.9%	14.1%	n/a (4)

Ratio of earnings to combined fixed charges and preference share dividends(3) Including interest on deposits Excluding interest on deposits	1.43 2.50	1.64 3.09	1.84 4.02	2.11 5.62

Ratio of earnings to fixed charges only(3) Including interest on deposits Excluding interest on deposits	1.43 2.50	1.64 3.09	1.84 4.02	2.14 5.92

Financial data based upon UK GAAP:	2004	2003
Return on average total assets(1)	1.30%	1.21%
Return on average ordinary shareholders’ equity(2)	28.8%	25.6%
Average shareholders’ equity as a percentage of average total assets	4.8%	5.0%
Risk asset ratio
Tier 1	8.0%	9.2%
Total	11.6%	13.3%
Ratio of earnings to combined fixed charges and preference share dividends(3)
Including interest on deposits	2.20	2.52
Excluding interest on deposits	6.10	6.92
Ratio of earnings to fixed charges only(3)
Including interest on deposits	2.23	2.57
Excluding interest on deposits	6.44	7.48

Notes:
(1)	Return on average total assets represents profit attributable to ordinary shareholders as a percentage of average total assets.
(2)	Return on average ordinary shareholders’ equity represents profit attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders’ equity.
(3)	For this purpose, earnings consist of income before taxes and minority interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).
(4)
Upon adoption of IFRS by listed banks in the UK on 1 January 2005, the Financial Services Authority changed its regulatory requirements such that the measurement of capital adequacy was based on IFRS subject to a number of prudential filters. The Risk Asset Ratios as at 31 December 2007, 2006 and 2005 have been presented in compliance with these revised FSA requirements.